EXHIBIT 99.2

SCAN TO
VIEW MATERIALS & VOTE

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED 250 PARK AVENUE, 7TH FLOOR NEW YORK, NY 10177

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time February 17, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time February 17, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V83237-Z92045	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
The Board of Directors recommends you vote FOR the following:
For Against Abstain
1.

As a special resolution, to reduce the share capital of the Company (the “Capital Reduction”), supported by a solvency statement in accordance with sections 14A and 14B of the Companies Act (as revised) of the Cayman Islands (the “Companies Act”) from:

1a.

US $3,351,500,000 divided into 3,350,000,000 Class A ordinary shares of US $1.00 par value each and 1,000,000 Class B ordinary shares of a par value of US $1.00 each, and 500,000 preferred shares of a par value of US $1.00 each, to:

For Against Abstain
1b.

US $3,351.5 divided into 3,350,000,000 Class A ordinary shares of US $0.000001 par value each and 1,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, by the Company effecting a share capital reduction to the par value of each authorized (including issued and unissued) share, at a ratio of one million-to-one, with no cancellation or redemption of shares, no alteration to the number of shares in issue, no return of capital to shareholders and no extinguishment or reduction of any unpaid liability in respect of any shares, such that the par value of each authorized (including issued and unissued) share forming the Company’s share capital is decreased from US $1.00 to US $0.000001, having the rights and being subject to the restrictions set out in the Sixth Amended and Restated Memorandum of Association (the “Capital Reduction Proposal”).

3.

As an ordinary resolution, to amend and restate in full the residual prior shareholders’ resolution adopted in the extraordinary general meeting held on November 26, 2025, so that, following implementation of such revised approval, the board of directors (the “Board of Directors”, “Board” or “Directors”) will be authorized to amend the Company’s authorized share capital by way of a consolidation (“Share Consolidation”) at an aggregate exchange ratio of up to one-for-five thousand (1:5,000) (“Share Consolidation Cap”) such that the number of authorized, issued and outstanding shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding ordinary share is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at the precise consolidation ratio or ratios in each case as determined by the Directors in their absolute discretion within two (2) years following the date of this special meeting of shareholders (the “Share Consolidation Proposal”).

2.	As an ordinary resolution to further increase the share capital of the Company (the “Capital Increase”) from:			NOTE:	To transact any other business as may properly come before the meeting.
2a.

US $3,351.5 divided into 3,350,000,000 Class A ordinary shares of US $0.000001 par value each and 1,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, to:

2b.

US $3,400.5 divided into 3,350,000,000 Class A ordinary shares of US $0.000001 par value each and 50,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, by creating an additional number of Class B ordinary shares, in amount of 49,000,000 Class B ordinary shares, each with a par value of US $0.000001 (the “Capital Increase Proposal”).

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

	Signature [PLEASE SIGN WITHIN BOX]	Date		Signature (Joint Owners)		Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:

The Notice and Proxy Statement is available at https://www.sec.gov/edgar/browse/?CIK=1751876&owner=exclude

V83238-Z92045

Class A & Class B Proxy Card

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

SPECIAL MEETING OF SHAREHOLDERS

FEBRUARY 18, 2026

The shareholder(s) hereby appoint(s) Xiaoyue Zhang and Ling Guo, or either of them, as proxies, each with the power to appoint her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Paranovus Entertainment Technology Limited that the shareholder(s) is/are entitled to vote at the Special Meeting of the Shareholders to be held at 10:00 a.m., Eastern Standard Time on Wednesday February 18, 2026, at 250 Park Avenue, 7th Floor, New York, NY 10177, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE